2007-2008 Saskatchewan 3rd Quarter Financial Report

The Hon. Rod Gantefoer Minister of Finance	General Revenue Fund Update

3rd Quarter Financial Report
Government of Saskatchewan
Ministry of Finance
March 5, 2008

FINANCIAL OVERVIEW

At the third quarter of 2007-08, the General Revenue Fund (GRF) balance before the Fiscal Stabilization Fund (FSF) and Saskatchewan Infrastructure Fund (SIF) transfers is forecast to be up $166.4 million from mid-year. The combined FSF/SIF transfer is down $83.2 million from mid-year, yielding a GRF surplus forecast of $346.7 million.

Total revenue is forecast to be $9,395.2 million, an increase of $287.0 million from mid-year.

Operating expense is forecast to be $8,171.8 million, an increase of $135.6 million from mid-year.

Debt servicing costs are forecast to be $530.0 million, a decrease of $15.0 million from mid-year.

2007-08 GRF Financial Summary
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$7,869.3	$9,108.2	$9,395.2	$1,525.9	$287.0
Operating Expense	7,789.7	8,036.2	8,171.8	382.1	135.6

Operating Surplus	79.6	1,072.0	1,223.4	1,143.8	151.4
Debt Servicing	560.0	545.0	530.0	(30.0)	(15.0)

Pre-Transfer Balance	(480.4)	527.0	693.4	1,173.8	166.4
FSF Transfer	509.9	(263.5)	(346.7)	(856.6)	(83.2)
SIF Transfer	45.5	--	--	(45.5)	--

Surplus	$75.0	$263.5	$346.7	$271.7	$83.2

The Fiscal Stabilization Fund balance is forecast to be $1,234.2 million at the end of 2007-08.

The Saskatchewan Infrastructure Fund balance is forecast to be $105.1 million at the end of 2007-08.

Total debt is forecast to be $10.4 billion, an increase of $19.9 million from mid-year.

Government total debt is forecast to be $6.9 billion, a decrease of $6.3 million from mid-year.

Crown corporation total debt is forecast to be $3.5 billion, an increase of $26.2 million from mid-year.

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REVENUE UPDATE

At the third quarter, total revenue is forecast to increase $287.0 million since mid-year, primarily due to higher non-renewable resource and taxation revenue.

Revenue Reconciliation
(millions of dollars)

Mid-Year Projection	$9,108.2

Changes from Mid-Year
Taxes	+130.6
Non-Renewable Resources	+117.3
Transfers from Crown Entities	+16.7
Other Own-Source Revenue	+20.6
Federal Transfers	+1.8

Total Change from Mid-Year	+287.0

3rd Quarter Forecast	$9,395.2

•	Total non-renewable resource revenue is forecast to surpass $2.0 billion in 2007-08. This is an increase of $117.3 million since mid-year primarily due to much higher-than-anticipated revenue from Crown land sales. February’s record sale of $197.2 million is included in the current revenue forecast.

•	WTI oil prices averaged US$78.62 per barrel over the first ten months of the fiscal year, including monthly averages that were above US$90 over the past three months. As a result, the current WTI oil price forecast for 2007-08 is US$80.41 per barrel, up from US$80.00 at mid-year.

•	The value of the Canadian dollar averaged 96.28 US cents over the April to January period. After peaking in November at an average of 103.3 US cents, the value of the dollar decreased in December and January. The current exchange rate forecast is 97.19 US cents, down slightly from the mid-year forecast of 97.25 US cents.

•	Corporation Income Tax and Individual Income Tax are forecast to increase by a combined $97.5 million. The improved forecast since mid-year is primarily due to an increase in prior-year adjustment payments to reconcile previous payments for the 2006 taxation year with actual tax assessments.

•	All other tax revenue is forecast to increase by a combined $33.1 million since mid-year reflecting continued economic strength in Saskatchewan.

•	Strong economic activity has also resulted in better-than-expected liquor and gaming results at SLGA and SGC. As a result, transfers from Crown Entities are forecast to be $16.7 million higher than at mid-year.

•	Other net changes in the revenue forecast since mid-year total $22.4 million and reflect higher sales, services and service fees revenue ($8.7 million), increased motor vehicle fees ($4.5 million), higher interest earnings ($4.1 million), other minor own-source revenue changes ($3.3 million), and increased federal transfers ($1.8 million).

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EXPENSE UPDATE

At the third quarter, provincial total expense is forecast to be up $120.6 million from the 2007-08 mid-year projection.

Expense Reconciliation
(millions of dollars)

Mid-Year Projection	$8,581.2

Changes from Mid-Year
Nursing recruitment fund	+60.0
Non-permanent Pension Settlement	+15.0
Livestock loan program	+14.5
Education Capital	+13.1
Fishing/Walksea Lakes Flooding	+12.3
Health Quality Council	+5.0
Other net changes	+15.7

Operating Expense Change	+135.6
Debt Servicing	-15.0

Total Change	+120.6

3rd Quarter Forecast	$8,701.8

Operating expense is forecast to be up $135.6 million from mid-year, mainly due to increased spending in priority areas.

•	$60 million to establish a nursing recruitment fund.

•	$15 million for one-time funding to settle a lawsuit for prior years’ pension contributions and earnings of non-permanent employees.

•	$14.5 million for loan loss provisions in the new short-term cattle and hog loan programs.

•	$13.1 million for major K-12 education capital projects.

•	$12.3 million for costs related to the flooding at Fishing and Waldsea Lakes.

•	$5.0 million for the Health Quality Council for the implementation of quality improvement of patients.

Servicing government debt is forecast to be down $15.0 million from mid-year, due primarily to reduced in-year borrowing requirements.

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DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less,

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

At the third quarter of 2007-08, total debt is forecast to be $10.4 billion – an increase of $19.9 million from mid-year.

At the third quarter, government total debt is forecast to be $6.9 billion – a decrease of $6.3 million from mid-year.

Government Total Debt Reconciliation
(millions of dollars)

Mid-Year Projection	$6,878.2

Changes from Mid-Year
Increase in 2007-08 surplus from mid-year	-83.2
Decrease in capital expenditure	-23.1
Saskatchewan short-term livestock loan program	+24.4
Increase in working capital and other	+75.6

Total Change	-6.3

3rd Quarter Forecast	$6,871.9

Crown corporation total debt is forecast to be $3.5 billion – an increase of $26.2 million from mid-year.

Borrowing requirements for 2007-08 are forecast to increase from $720.7 million at mid-year to $754.0 million due to increased Crown corporation capital expenditures.

Total Debt Summary
	Budget	Mid-Year	3rd Quarter	Change from
As at March 31, 2008	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Crown Corporation Total Debt	$3,820.0	$3,467.2	$3,493.4	$(326.6)	$26.2
Government Total Debt	7,308.6	6,878.2	6,871.9	(436.7)	(6.3)

Total Debt	$11,128.6	$10,345.4	$10,365.3	$(763.3)	$19.9

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